September 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Request for Withdrawal - Peak Fintech Group Inc. Registration Statement on Form 40-F Filed on September 2, 2021 File No. 001-40780

Ladies and Gentlemen:

Peak Fintech Group Inc. (the "Company"), a corporation incorporated under the Canada Business Corporations Act hereby respectfully requests that the United States Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registration Statement on Form 40-F (File No. 001-40780), filed by the Company on September 2, 2021 in connection with the registration of the Company's common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  The Company reserves the right to resubmit the registration Statement at a future date.

In the absence of this withdrawal application, in accordance with Section 12(d) of the Exchange Act, the Registration Statement would automatically become effective 30 days after the initial filing of the Form 40-F Registration Statement. Accordingly, the Company respectfully requests that the above referenced Form 40-F Registration Statement be withdrawn effective as of the date hereof or at the earliest practical date but in any event prior to October 3, 2021.

The Company hereby authorizes Mr. Nikolaos Galanopoulos, an attorney with our outside legal counsel, Galanopoulos & Company, to answer any questions that you may have regarding this request.

Please contact Mr. Galanopoulos at (604) 895-7477 with any questions with respect to this request.

Sincerely, Peak Fintech Group Inc. /s/ Johnson Joseph Mr. Johnson Joseph CEO and President